Exhibit 99.34
FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Loncor Resources Inc.
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

January 13, 2011.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Marketwire on January 13, 2011.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1           Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

9.	Date of Report

January 21, 2011.

Schedule “A”

Press Release

Loncor Resources Inc.

LONCOR ANNOUNCES C$19,975,000 BOUGHT DEAL PRIVATE PLACEMENT AND NON-BROKERED PRIVATE PLACEMENT FOR UP TO C$3.995 MILLION

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – January 13, 2011 – Loncor Resources Inc. (“Loncor” or “the Company”)  (TSX-V Symbol: “LN”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by GMP Securities L.P. and including Cormark Securities Inc. and Raymond James Ltd. (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal private placement basis, 8,500,000 common shares of the Company at a price of C$2.35 per share for aggregate gross proceeds to Loncor of C$19,975,000 (the “Brokered Placement”).  The Company announces further that it also intends to undertake a non-brokered private placement of up to 1,700,000 common shares of the Company at a price of C$2.35 per share for aggregate gross proceeds to Loncor of up to C$3,995,000 (the “Non-Brokered Placement”).

Both the Brokered Placement and the Non-Brokered Placement are expected to close on or about February 1, 2011 and are subject to the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSX Venture Exchange and applicable securities regulatory authorities.

The Company intends to use the net proceeds from the Brokered Placement and the Non-Brokered Placement for the exploration of the Company’s mineral properties in the Democratic Republic of the Congo (the “DRC”) and for working capital and general corporate purposes.

The Company has agreed to pay to the Underwriters, in aggregate, a cash fee equal to 6% of the gross proceeds of the Brokered Placement and to grant to such Underwriters, in aggregate, that number of broker warrants which is equal to 6% of the number of shares sold under the Brokered Placement, with each such broker warrant entitling the holder to purchase one common share of the Company at a price of C$2.35 for a period of two years from closing.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Loncor is a gold exploration company with two projects in the DRC: the Ngayu and North Kivu projects.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

A-2

Forward-Looking Information:  Statements in this press release relating to the proposed Brokered Placement, the proposed Non-Brokered Placement and the Company's exploration plans are forward-looking information within the meaning of applicable Canadian securities laws.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to enter into definitive documentation in respect of, or complete, the Brokered Placement or the Non-Brokered Placement or both such transactions, the need to satisfy regulatory and legal requirements with respect to both such transactions, risks related to the exploration stage of the Company's properties, market fluctuations in prices for securities of exploration stage companies, the location of the Company's properties in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company's expectations, uncertainties related to fluctuations in commodity prices and equity markets and the other risks involved in the mineral exploration business.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Martin Jones, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.